TSX: ERO
NYSE: ERO

August 5, 2026
Ero Copper Reports Second Quarter 2026 Operating and Financial Results
(all amounts in US dollars, unless otherwise noted)

Vancouver, British Columbia – Ero Copper Corp. (TSX: ERO, NYSE: ERO) (“Ero” or the “Company”) is pleased to announce its operating and financial results for the three and six months ended June 30, 2026. Management will host a conference call tomorrow, Thursday, August 6, 2026, at 11:30 a.m. Eastern time to discuss the results. Dial-in details for the call can be found near the end of this press release.
HIGHLIGHTS
•Consolidated Q2 copper production totaled 17,315 tonnes in concentrate at C1 cash costs(1) of $2.42 per pound produced.
•Gold from the Xavantina Operations increased by 170% quarter-on-quarter, totalling 20,553 ounces during Q2.
◦Mined gold production was 8,693 ounces at C1 cash costs(1) and All-in Sustaining Costs ("AISC")(1) of $1,586 and $2,881 per ounce, respectively.
◦Gold recovered from historic gold concentrate stockpiles increased to 11,860 ounces at C1 cash costs(1) and AISC(1) of $633 and $715 per ounce, respectively.
•Quarterly financial results reflect strong operational execution across the portfolio which drove meaningful quarter-on-quarter growth in cash flow from operations and adjusted EBITDA(1).
◦Cash flow from operations was $137.9 million, an increase of approximately 49% from the previous quarter.
◦Adjusted EBITDA(1) was $144.0 million, an increase of approximately 15% quarter-on-quarter.
◦Net income attributable to the owners of the Company was $89.5 million ($0.85 per share on a diluted basis).
◦Adjusted net income attributable to the owners of the Company(1) was $87.4 million ($0.83 per share on a diluted basis).
•Available liquidity(1) increased by $35.5 million quarter-on-quarter to $181.7 million, including $101.7 million in cash and cash equivalents and $80.0 million of availability under the Company's senior secured revolving credit facility ("Senior Revolving Credit Facility").
•Net debt(1) at quarter-end decreased by $38.0 million from Q1 2026 to $452.7 million, with the Company's net debt leverage ratio declining to 0.8x(2). Subsequent to quarter-end, the Company repaid an additional $25.0 million under the Senior Revolving Credit Facility, bringing total repayments under the facility in 2026 to $60.0 million.

1	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
•The Company’s foreign exchange hedge program, which has been designed to protect approximately 70% of the Company's consolidated full-year operating and capital costs at an average USD/BRL floor of 5.54, generated realized gains of $12.7 million in Q2 2026, bringing year-to-date realized foreign exchange derivative gains to $19.9 million. These gains mitigated the cash flow impact of the stronger BRL on operating costs and capital expenditures during the period. Assuming a USD/BRL exchange rate of 5.10 through year-end, the Company’s hedge book is expected to generate an additional $20 million to $25 million of realized gains in H2 2026, resulting in approximately $40 million to $45 million of realized gains for the full year.
•Over the past 18 months, the Company has advanced OneEro, a company-wide strategic program designed to enhance efficiency across its operations, people and processes, unlock cost savings and position the business for its next phase of growth. The program is beginning to deliver meaningful value across the business.
◦The Company has secured annualized savings of approximately $10 to $15 million on renegotiated supply and third-party contracts, with further cost reductions identified and in progress.
◦Leveraging this integrated approach and favorable market conditions, the Company has also negotiated improved copper smelting and refining terms, expected to deliver more than $20 million in savings in 2026.
•The Company is reaffirming 2026 copper production and cost guidance; maintaining gold production guidance and updating gold cost and capital expenditure guidance.
◦Consolidated full-year copper production guidance is maintained at 67,500 to 77,500 tonnes, with production expected to be higher in H2 2026 at both copper operations. At the Caraíba Operations, production is expected to benefit from higher anticipated plant throughput and sequentially higher mined and processed copper grades, while at the Tucumã Operation, sustained higher throughput rates from ongoing process improvements are expected to offset lower planned copper grades.
◦Consolidated copper C1 cash cost(1) guidance is maintained in the range of $2.15 to $2.35 per pound produced. Costs are expected to decline sequentially through H2 2026, driven by higher planned copper grades and production at the Caraíba Operations.
◦Mined gold production guidance at the Xavantina Operations is maintained at 40,000 to 50,000 ounces, with production expected at the low end of the range and significantly weighted to H2 2026 as mining rates continue to increase following the installation and tie-in of ventilation and cooling infrastructure in H1 2026. Gold concentrate sales volumes are expected to increase significantly in H2 2026 with drier seasonal conditions, along with the commissioning of a mobile filter press and industrial dryer in late Q2 2026, both of which are expected to meaningfully reduce concentrate drying times.

2	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
◦C1 cash cost(1) and AISC(1) guidance for mined gold production at Xavantina has been updated to $1,100 to $1,350 per ounce and $2,200 to $2,700 per ounce, respectively, reflecting production volumes at the low end of the maintained guidance range.
◦Full-year capital expenditure guidance has been increased slightly to $285 to $330 million to reflect the approval of approximately $10 million for a new powerline at Xavantina to strengthen site infrastructure, support future growth opportunities and reduce power transmission rates.
•At the Furnas Copper-Gold Project (“Furnas” or the “Project”), exploration and technical work continued to support advancement toward a Pre-Feasibility Study (“PFS”) expected in 2027. Assay results from the 17,000-meter Phase 2 drill program and the first 7,000 meters of the ongoing 45,000-meter Phase 3 drill program continue to demonstrate high-grade continuity within the SE and NW zones, along with extensions of mineralization at depth and along strike near planned underground infrastructure outlined in the Preliminary Economic Assessment (“PEA”). During Q2 2026, the Company completed over 16,000 meters of drilling at Furnas, bringing year-to-date drilling to over 31,000 meters, while advancing permitting, geotechnical, hydrogeological, environmental and metallurgical work streams.

"Ero delivered a solid second quarter, generating strong cash flow and continuing to deliver on our commitment to deleverage the balance sheet. The progress we have made over the past 18 months has materially strengthened the Company's financial position and is delivering true value to our business - core commitments we made to our shareholders in early 2025," said Makko DeFilippo, President & Chief Executive Officer.

“Our financial progress is being underpinned by operational execution across the portfolio. At Caraíba, we remain on track to achieve another annual plant throughput record in 2026, approximately 20% above 2025 levels. At Tucumã, plant throughput increased 27% quarter-on-quarter, and our tailings filtration expansion is now partially complete and remains on track for completion by year-end. Xavantina also delivered a significant improvement in mining and processing performance compared to the first quarter, together with a substantial increase in gold recovered from historic concentrate stockpiles. We are seeing true benefits of our OneEro strategic initiative and are entering the second half with momentum across all three operations and a clear line of sight to further production and cash flow growth. After an excellent Q2, we believe Ero is well positioned to deliver a strong second half of 2026."

(1)    These are non-IFRS measures and do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the three and six months ended June 30, 2026 and the Reconciliation of Non-IFRS Measures section at the end of this press release.
(2)    The Company's net debt leverage ratio as of June 30, 2026 of 0.8x was calculated as net debt of $452.7 million divided by trailing 12-month adjusted EBITDA of $533.1 million.

3	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
SECOND QUARTER REVIEW

The Caraíba Operations
•The Caraíba Operations produced 8,351 tonnes of copper in concentrate during the quarter at a C1 cash cost(1) of $2.76 per pound produced.
•Quarterly production was driven by slightly higher plant throughput and recovery rates, offset by lower planned copper grades. C1 cash costs(1) improved to $2.76 per pound of copper produced, as inflationary pressures on input costs and a stronger BRL were offset by lower smelting and refining charges.
The Tucumã Operation
•The Tucumã Operation produced 8,964 tonnes of copper in concentrate during the period at C1 cash costs(1) of $2.10 per pound produced.
•Production increased quarter-over-quarter as plant throughput continued to improve sequentially, as expected, partially offset by lower planned processed copper grades. C1 cash costs(1) increased modestly, reflecting lower planned grades, inflationary pressures on input costs and a stronger BRL.
•The Company completed a planned expansion of Tucumã’s existing tailings filtration system at the end of Q2 2026, increasing capacity by approximately 8%. Additional modular filters are expected to be installed and commissioned in H2 2026 to further augment tailings filtration capacity. The associated plant and production benefits have not been incorporated into Tucumã’s 2026 guidance ranges.
The Xavantina Operations
•Gold from the Xavantina Operations totaled 20,553 ounces, representing an increase of 170% compared to Q1 2026.
•Mine production increased nearly 60% to 8,693 ounces, supported by higher mining rates and improved access to higher-grade stopes following the tie-in of ventilation and cooling infrastructure. Consequently, gold production C1 cash costs(1) and AISC(1) improved by 25% and 35%, respectively, to $1,586 and $2,881 per ounce.
•Gold recovered from historic concentrate stockpiles increased significantly to 11,860 ounces at C1 cash costs(1) and AISC(1) of $633 and $715 per ounce, respectively, following the end of the rainy season.
•Gold sales increased approximately 65% to 17,016 ounces, comprising 6,663 ounces of gold doré and 10,353 ounces of gold in concentrate, including gold recovered from historic concentrate stockpiles. Sales volumes from the historic concentrate stockpiles are expected to benefit from drier seasonal conditions through the remainder of the year and from a mobile filter press and industrial dryer commissioned on site at the end of Q2 2026.
(1)    These are non-IFRS measures and do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the three and six months ended June 30, 2026 and the Reconciliation of Non-IFRS Measures section at the end of this press release.

4	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
OPERATING HIGHLIGHTS

	2026 - Q2	2026 - Q1	2025 - Q2	2026 - YTD	2025 - YTD
Copper (Caraíba Operations)
Ore Mined (tonnes)	1,098,614	985,577	792,764	2,084,191	1,489,003
Ore Processed (tonnes)	1,074,182	1,072,209	791,946	2,146,391	1,484,847
Grade (% Cu)	0.87	0.93	1.27	0.90	1.23
Recovery (%)	89.0	88.3	91.1	88.6	90.7
Cu Production (tonnes)	8,351	8,826	9,162	17,177	16,519
Cu Production (000 lbs)	18,411	19,459	20,199	37,870	36,418
Cu Sold in Concentrate (tonnes)	7,926	9,205	9,387	17,131	16,336
Cu Sold in Concentrate (000 lbs)	17,474	20,294	20,697	37,767	36,015
Cu C1 cash cost(1)	$2.76	$2.79	$2.07	$2.77	$2.13

Copper (Tucumã Operation)
Ore Mined (tonnes)	590,600	456,684	798,811	1,047,284	1,127,102
Ore Processed (tonnes)	715,415	563,717	418,699	1,279,132	713,013
Grade (% Cu)	1.44	1.66	1.74	1.53	1.92
Recovery (%)	88.2	88.3	85.4	88.2	87.2
Cu Production (tonnes)	8,964	8,461	6,351	17,425	11,418
Cu Production (000 lbs)	19,763	18,652	14,002	38,415	25,173
Cu Sold in Concentrate (tonnes)	8,581	8,751	5,968	17,332	11,136
Cu Sold in Concentrate (000 lbs)	18,918	19,292	13,158	38,210	24,551
Cu C1 cash cost(1)(2)	$2.10	$1.97	$—	$2.04	$—

Gold (Xavantina Operations)
Ore Mined (tonnes)	49,484	32,820	37,829	82,304	71,057
Ore Processed (tonnes)	48,564	37,128	37,829	85,692	71,057
Grade (g / tonne)	6.20	5.66	7.11	5.97	6.99
Recovery (%)	89.8	81.3	88.7	86.3	89.6
Au Production (oz)	8,693	5,495	7,743	14,188	14,381
Historic Au Concentrate Recovered (oz)	11,860	2,112	—	13,972	—
Au Sold in Doré (oz)	6,663	6,019	8,276	12,682	14,110
Au Sold in Concentrate (oz)(3)	10,353	4,311	—	14,664	—
Au Production C1 cash cost(1)	$1,586	$2,120	$1,115	$1,793	$1,108
Au Production AISC(1)	$2,881	$4,441	$2,234	$3,485	$2,231
Historic Au Concentrate C1 cash cost(1)	$633	$915	—	$676	—
Historic Au Concentrate AISC(1)	$715	$1,032	—	$763	—
(1)    Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the three and six months ended June 30, 2026 and the Reconciliation of Non-IFRS Measures section at the end of this press release.
(2)    The Company declared commercial production at the Tucumã Operation effective July 1, 2025. As such, copper C1 cash costs for the Tucumã Operation reflects costs from Q3 2025 onward only.
(3)    Gold sold in concentrate includes gold ounces produced in flotation and the historic gold concentrate stockpile.

5	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
FINANCIAL HIGHLIGHTS
($ in millions, except per share amounts)

	2026 - Q2	2026 - Q1	2025 - Q2	2026 - YTD	2025 - YTD
Revenues	$284.3	$263.2	$163.5	$547.5	$288.6
Gross profit	121.4	105.9	67.3	227.3	122.8
EBITDA(1)	159.8	175.5	114.2	335.3	232.0
Adjusted EBITDA(1)	144.0	125.2	82.7	269.2	145.9
Cash flow from operations	137.9	92.8	90.3	230.6	155.7
Net income	90.7	109.3	71.0	200.1	151.7
Net income attributable to owners of the Company	89.5	108.8	70.5	198.3	150.8
Per share (basic)	0.86	1.04	0.68	1.90	1.46
Per share (diluted)	0.85	1.04	0.68	1.87	1.45
Adjusted net income attributable to owners of the Company(1)	87.4	72.4	48.1	159.8	84.0
Per share (basic)	0.84	0.69	0.46	1.53	0.81
Per share (diluted)	0.83	0.69	0.46	1.51	0.81

Cash, cash equivalents, and short-term investments	101.7	91.2	68.3	101.7	68.3
Working capital (deficit)(1)	87.7	66.2	(33.5)	87.7	(33.5)
Available liquidity(1)	181.7	146.2	113.3	181.7	113.3
Net debt(1)	452.7	490.7	559.1	452.7	559.1
(1)    Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the three and six months ended June 30, 2026 and the Reconciliation of Non-IFRS Measures section at the end of this press release.

6	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
2026 GUIDANCE
Consolidated copper production guidance is maintained in the range of 67,500 to 77,500 tonnes, with production expected to be second-half weighted at both copper operations. At the Caraíba Operations, H2 2026 production is expected to benefit from higher grades from planned mine sequencing along with higher throughput levels. Production at the Tucumã Operation is expected to be modestly higher in H2 2026 as sustained higher plant throughput rates from ongoing process improvements are expected to offset lower grades.

At Xavantina, gold production from mining and processing operations is expected at the low end of the guided range of 40,000 to 50,000 ounces in 2026, reflecting the impact of extended downtime in H1 2026 related to the installation and tie-in of ventilation and cooling infrastructure and a slower ramp-up of mining activities in Q2. Gold production is expected to increase sequentially through the remainder of the year, with full-year production projected to be significantly second-half weighted.

Gold concentrate sales volumes are expected to increase significantly in H2 2026 with drier seasonal conditions and the commissioning of a mobile filter press and industrial dryer in late Q2 2026, which are expected to meaningfully reduce concentrate drying times. Gold concentrate sales from historic stockpiles are not included in Xavantina's guidance ranges, which capture only production from mining and processing operations.

Consolidated copper C1 cash cost(1) guidance is maintained in the range of $2.15 to $2.35 per pound produced. Costs are expected to decline sequentially through H2 2026, driven by increased production and higher processed grades at the Caraíba Operations as well as the expected benefits from higher byproduct revenues and improved smelting and refining terms relative to original guidance. If the current strength of the Brazilian real and inflationary pressures associated with the U.S.-Iran conflict persist through the remainder of the year, the Company estimates potential incremental impacts of approximately $0.10 per pound on reported consolidated copper C1 cash costs(1). The cash impact associated with the stronger Brazilian real is expected to be offset by approximately $40 million to $45 million of full-year realized gains from the Company’s foreign exchange hedge program, assuming a USD/BRL exchange rate of 5.10 through year-end.

C1 cash cost(1) and AISC(1) guidance for Xavantina's mined gold production has been updated to $1,100 to $1,350 per ounce and $2,200 to $2,700 per ounce, respectively, reflecting production volumes that are expected to be at the low end of the maintained guidance range. Unit costs are expected to decline through H2 2026 as production volumes increase. If the current strength of the Brazilian real and inflationary pressures associated with the U.S.-Iran conflict persist through the remainder of the year, the Company estimates potential incremental impacts of approximately $100 per ounce on reported C1 cash costs(1) for mined gold. The cash impact of the stronger Brazilian real is expected to be offset by realized gains from the Company’s foreign exchange hedge program.

Total capital expenditure guidance has been updated to $285 to $330 million, reflecting the approval of approximately $10 million for a new powerline at Xavantina to strengthen site

7	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
infrastructure, support future growth opportunities and reduce power transmission rates. If the current strength of the Brazilian real and inflationary pressures associated with the U.S.-Iran conflict persist through the remainder of the year, the Company estimates potential incremental impacts of approximately $20 million to $25 million on reported capital expenditures. The cash impact of the stronger Brazilian real is expected to be offset by realized gains from the Company’s foreign exchange hedge program.

2026 Production and Cost Guidance

	Previous Guidance	Current Guidance
Consolidated Copper Production (tonnes)
Caraíba Operations	35,000 - 40,000	35,000 - 40,000
Tucumã Operation	32,500 - 37,500	32,500 - 37,500
Total Copper	67,500 - 77,500	67,500 - 77,500

Consolidated Copper C1 Cash Cost ($/lb)(1)
Caraíba Operations	$2.30 - $2.50	$2.30 - $2.50
Tucumã Operation	$1.95 - $2.15	$1.95 - $2.15
Consolidated Copper Operations	$2.15 - $2.35	$2.15 - $2.35

The Xavantina Operations
Au Production (ounces)	40,000 - 50,000	40,000 - 50,000
Gold Production C1 Cash Cost(1) ($/oz)	$1,000 - $1,250	$1,100 - $1,350
Gold Production AISC(1) ($/oz)	$2,000 - $2,500	$2,200 - $2,700
Note: Guidance is based on estimates and assumptions including, but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical recovery performance. Please refer to the Company’s SEDAR+ and EDGAR filings, including the most recent Annual Information Form ("AIF"), for a detailed summary of risks factors.
(1)    Please refer to the section titled "Reconciliation of Non-IFRS Measures" within this Press Release.

2026 Capital Expenditure Guidance
Figures presented in the table below are in USD millions.

	Previous Guidance	Current Guidance
Caraíba Operations	$170 - $185	$170 - $185
Tucumã Operation	$35 - $45	$35 - $45
Xavantina Operations	$40 - $50	$50 - $60
Furnas Copper-Gold Project, Other Exploration & Corporate	$30 - $40	$30 - $40
Total	$275 - $320	$285 - $330
Note: Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s most recent AIF and Management of Risks and Uncertainties in the MD&A for complete risk factors.

8	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
CONFERENCE CALL DETAILS

The Company will hold a conference call on Thursday, August 6, 2026 at 11:30 am Eastern time (8:30 am Pacific time) to discuss these results. A results presentation will be available for download via the webcast link and in the Presentations section of the Company's website on the day of the conference call.

Date:	Thursday, August 6, 2026
Time:	11:30 am Eastern time (8:30 am Pacific time)
Dial in:
Canada/USA Toll Free: 1-833-752-3380
International: +1-647-846-2821

Please dial in 5-10 minutes prior to the start of the call or pre-register using this link to bypass the live operator queue.

(https://dpregister.com/sreg/10209668/1042703ee00)

Webcast:	To access the webcast, click here. (https://event.choruscall.com/mediaframe/webcast.html?webcastid=OA06Kzih)
Replay:	Canada/USA: 1-855-669-9658, International: +1-412-317-0088 For country-specific dial-in numbers, click here. (https://services.choruscall.com/ccforms/replay.html)
Replay Passcode:	5157205

9	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Reconciliation of Non-IFRS Measures
Financial results of the Company are presented in accordance with IFRS. The Company utilizes certain alternative performance (non-IFRS) measures to monitor its performance, including copper C1 cash cost, gold C1 cash cost, gold AISC, EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share, net (cash) debt, working capital and available liquidity. These performance measures have no standardized meaning prescribed within generally accepted accounting principles under IFRS and, therefore, amounts presented may not be comparable to similar measures presented by other mining companies. These non-IFRS measures are intended to provide supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

For additional details please refer to the Company’s discussion of non-IFRS and other performance measures in its Management’s Discussion and Analysis for the three and six months ended June 30, 2026 which is available on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov.

10	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Copper C1 cash cost
The following table provides a reconciliation of copper C1 cash cost to cost of production, its most directly comparable IFRS measure.

The Caraíba Operations

Reconciliation:	2026 - Q2	2026 - Q1	2025 - Q2	2026 - YTD	2025 - YTD
Cost of production	$59,098	$62,352	$46,890	$121,450	$82,609
Add (less):
Transportation costs & other	2,895	2,896	1,792	5,791	3,114
Treatment, refining, and other	(5,225)	2,164	2,340	(3,061)	4,750
By-product credits	(8,045)	(10,077)	(6,205)	(18,122)	(10,904)
Incentive payments	(1,700)	(1,534)	(1,457)	(3,234)	(2,746)
Net change in inventory	3,647	(1,483)	(1,611)	2,164	1,048
Foreign exchange and other	106	(87)	16	19	(131)
C1 cash costs	$50,776	$54,231	$41,765	$105,007	$77,740

Mining	$42,510	$42,411	$31,442	$84,921	$57,238
Processing	9,986	9,102	6,549	19,088	12,901
Indirect	8,655	7,735	5,847	16,390	10,641
Production costs	61,151	59,248	43,838	120,399	80,780
By-product credits	(8,045)	(10,077)	(6,205)	(18,122)	(10,904)
Treatment, refining and other	(2,330)	5,060	4,132	2,730	7,864
C1 cash costs	$50,776	$54,231	$41,765	$105,007	$77,740

	2026 - Q2	2026 - Q1	2025 - Q2	2026 - YTD	2025 - YTD
Costs per pound
Total copper produced (lbs, 000)	18,411	19,459	20,199	37,870	36,418

Mining	$2.31	$2.18	$1.56	$2.24	$1.57
Processing	$0.54	$0.47	$0.32	$0.50	$0.35
Indirect	$0.47	$0.40	$0.29	$0.43	$0.29
By-product credits	$(0.44)	$(0.52)	$(0.31)	$(0.48)	$(0.30)
Treatment, refining and other	$(0.12)	$0.26	$0.21	$0.08	$0.22
Copper C1 cash costs	$2.76	$2.79	$2.07	$2.77	$2.13

11	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
The Tucumã Operation

Reconciliation:	2026 - Q2	2026 - Q1	2026 - YTD
Cost of production	$31,632	$29,738	$61,370
Add (less):
Transportation costs & other	9,393	6,391	15,784
Treatment, refining, and other	378	2,471	2,849
By-product credits	(425)	(701)	(1,126)
Incentive payments	(480)	(546)	(1,026)
Net change in inventory	1,021	(556)	465
Foreign exchange and other	4	(4)	—
C1 cash costs	$41,523	$36,793	$78,316

Mining	$8,963	$6,538	$15,501
Processing	18,566	17,976	36,542
Indirect	4,648	4,118	8,766
Production costs	32,177	28,632	60,809
By-product credits	(425)	(701)	(1,126)
Treatment, refining and other	9,771	8,862	18,633
C1 cash costs	$41,523	$36,793	$78,316

	2026 - Q2	2026 - Q1	2026 - YTD
Costs per pound
Total copper produced (lbs, 000)	19,763	18,652	38,415

Mining	$0.45	$0.35	$0.40
Processing	$0.94	$0.96	$0.95
Indirect	$0.24	$0.22	$0.23
By-product credits	$(0.02)	$(0.04)	$(0.03)
Treatment, refining and other	$0.49	$0.48	$0.49
Copper C1 cash costs	$2.10	$1.97	$2.04

12	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Gold Production C1 cash cost and gold AISC

The following table provides a reconciliation of gold C1 cash cost and gold AISC to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2026 - Q2	2026 - Q1	2025 - Q2	2026 - YTD	2025 - YTD
Cost of production	$16,618	$13,877	$8,761	$30,495	$14,986
less: Gold concentrate re-handling costs	(3,682)	(1,641)	—	(5,323)	—
Cost of mine production	$12,936	$12,236	$8,761	$25,172	$14,986
Add (less):
Incentive payments	(427)	(320)	(209)	(747)	(478)
Net change in inventory	357	(807)	63	(450)	1,402
By-product credits	(284)	(189)	(159)	(473)	(270)
Smelting, refining and selling expenses	1,167	769	177	1,936	323
Foreign exchange and other	40	(38)	(2)	2	(31)
Gold production C1 cash costs	$13,789	$11,651	$8,631	$25,440	$15,932
Site general and administrative	1,647	1,409	1,264	3,056	2,341
Accretion of mine closure and rehabilitation provision	152	145	145	297	286
Sustaining capital expenditure	5,867	8,136	4,435	14,003	8,344
Sustaining lease payments	3,077	2,623	2,313	5,700	4,334
Royalties and production taxes	516	434	511	950	849
Gold production AISC	$25,048	$24,398	$17,299	$49,446	$32,086

13	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO

	2026 - Q2	2026 - Q1	2025 - Q2	2026 - YTD	2025 - YTD
Costs
Mining	$6,894	$5,820	$4,552	$12,714	$8,312
Processing	3,414	2,940	2,472	6,354	4,678
Indirect	2,598	2,311	1,589	4,909	2,889
Production costs	12,906	11,071	8,613	23,977	15,879
Treatment, refining and other	1,167	769	177	1,936	323
By-product credits	(284)	(189)	(159)	(473)	(270)
Gold production C1 cash costs	$13,789	$11,651	$8,631	$25,440	$15,932
Site general and administrative	1,647	1,409	1,264	3,056	2,341
Accretion of mine closure and rehabilitation provision	152	145	145	297	286
Sustaining capital expenditure	5,867	8,136	4,435	14,003	8,344
Sustaining lease payments	3,077	2,623	2,313	5,700	4,334
Royalties and production taxes	516	434	511	950	849
Gold production AISC	$25,048	$24,398	$17,299	$49,446	$32,086

Costs per ounce
Total gold produced (ounces)	8,693	5,495	7,743	14,188	14,381

Mining	$793	$1,059	$588	$896	$578
Processing	$393	$535	$319	$448	$325
Indirect	$299	$420	$204	$346	$201
Treatment, refining and other	$134	$140	$24	$136	$22
By-product credits	$(33)	$(34)	$(20)	$(33)	$(18)
Gold production C1 cash cost	$1,586	$2,120	$1,115	$1,793	$1,108
Gold production AISC	$2,881	$4,441	$2,234	$3,485	$2,231

14	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Historic Gold Concentrate C1 cash cost and gold AISC

The following table provides a reconciliation of historic gold concentrate C1 cash cost and historic gold concentrate AISC to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2026 - Q2	2026 - Q1	2025 - Q2	2026 - YTD	2025 - YTD
Cost of production	$16,618	$13,877	$8,761	$30,495	$14,986
less: Cost of mine production	(12,936)	(12,236)	(8,761)	(25,172)	(14,986)
Gold concentrate re-handling costs	$3,682	$1,641	$—	$5,323	$—
Add (less):
Net change in inventory	(11)	(328)	—	(339)	—
By-product credits	(974)	(134)	—	(1,108)	—
Smelting, refining and selling expenses	4,811	754	—	5,565	—
Historic gold concentrate C1 cash costs	$7,508	$1,933	$—	$9,441	$—
Royalties and production taxes	967	246	—	1,213	—
Historic gold concentrate AISC	$8,475	$2,179	$—	$10,654	$—

	2026 - Q2	2026 - Q1	2025 - Q2	2026 - YTD	2025 - YTD
Costs
Gold concentrate re-handling costs	3,671	1,313	—	4,984	—
Smelting and refining costs	4,811	754	—	5,565	—
By-product credits	(974)	(134)	—	(1,108)	—
Historic gold concentrate C1 cash costs	$7,508	$1,933	$—	$9,441	$—
Royalties and production taxes	967	246	—	1,213	—
Historic gold concentrate AISC	$8,475	$2,179	$—	$10,654	$—

Costs per ounce
Historic gold concentrate recovered (ounces)	11,860	2,112	—	13,972	—

Gold concentrate re-handling costs	$310	$622	$—	$357	$—
Smelting, refining and selling costs	$406	$357	$—	$398	$—
By-product credits	$(82)	$(63)	$—	$(79)	$—
Historic gold concentrate C1 cash costs	$633	$915	$—	$676	$—
Historic gold concentrate AISC	$715	$1,032	$—	$763	$—

15	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Earnings before interest, taxes, depreciation and amortization (EBITDA) and Adjusted EBITDA

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income, its most directly comparable IFRS measure.

Reconciliation:	2026 - Q2	2026 - Q1	2025 - Q2	2026 - YTD	2025 - YTD
Net Income	$90,749	$109,311	$71,028	$200,060	$151,655
Adjustments:
Finance expense	12,678	11,064	5,976	23,742	10,699
Finance income	(1,443)	(1,121)	(1,130)	(2,564)	(1,968)
Income tax expense	19,321	17,885	13,082	37,206	27,823
Amortization and depreciation	38,514	38,319	25,215	76,833	43,835
EBITDA	$159,819	$175,458	$114,171	$335,277	$232,044
Foreign exchange gain	(10,845)	(53,655)	(38,640)	(64,500)	(97,040)
Share based compensation	1,063	2,640	7,756	3,703	8,929
Unrealized (gain) loss on commodity derivatives	(6,014)	751	(636)	(5,263)	1,466
Others	—	—	—	—	458
Adjusted EBITDA	$144,023	$125,194	$82,651	$269,217	$145,857

16	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

The following table provides a reconciliation of Adjusted net income attributable to owners of the Company and Adjusted EPS to net income attributable to the owners of the Company, its most directly comparable IFRS measure.

Reconciliation:	2026 - Q2	2026 - Q1	2025 - Q2	2026 - YTD	2025 - YTD
Net income as reported attributable to the owners of the Company	$89,543	$108,771	$70,548	$198,314	$150,775
Adjustments:
Share based compensation	1,063	2,640	7,756	3,703	8,929
Unrealized foreign exchange gain on USD denominated balances in MCSA	(3,267)	(30,260)	(28,204)	(33,527)	(67,832)
Unrealized foreign exchange loss (gain) on foreign exchange derivative contracts	5,363	(16,464)	(6,606)	(11,101)	(23,345)
Unrealized (gain) loss on commodity derivatives	(5,870)	733	(633)	(5,137)	1,446
Others	—	—	—	—	458
Tax effect on the above adjustments	575	7,014	5,281	7,589	13,560
Adjusted net income attributable to owners of the Company	$87,407	$72,434	$48,142	$159,841	$83,991

Weighted average number of common shares
Basic	104,282,548	104,262,136	103,582,082	104,272,398	103,573,416
Diluted	105,876,946	105,023,869	103,905,561	105,880,086	103,902,012

Adjusted EPS
Basic	$0.84	$0.69	$0.46	$1.53	$0.81
Diluted	$0.83	$0.69	$0.46	$1.51	$0.81

17	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Net Debt (Cash)

The following table provides a calculation of net debt (cash) based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	June 30, 2026	March 31, 2026	December 31, 2025	June 30, 2025
Current portion of loans and borrowings	$34,578	$39,202	$55,711	$58,076
Long-term portion of loans and borrowings	519,856	542,691	551,403	569,300
Less:
Cash and cash equivalents	(101,742)	(91,207)	(105,442)	(68,303)
Net debt (cash)	$452,692	$490,686	$501,672	$559,073

Working Capital and Available Liquidity

The following table provides a calculation for these based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	June 30, 2026	March 31, 2026	December 31, 2025	June 30, 2025
Current assets	$324,000	$290,299	$276,212	$178,524
Less: Current liabilities	(236,345)	(224,064)	(260,718)	(212,010)
Working capital (deficit)	$87,655	$66,235	$15,494	$(33,486)

Cash and cash equivalents	101,742	91,207	105,442	68,303
Available undrawn revolving credit facilities	80,000	55,000	45,000	45,000
Available liquidity	$181,742	$146,207	$150,442	$113,303

18	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
ABOUT ERO
Ero is a Brazil-focused, growth-oriented mining company with a diversified portfolio of copper and gold assets. Headquartered in Vancouver, B.C., the Company operates two copper mines – the Caraíba Operations in Bahia State and the Tucumã Operation in Pará State – as well as the Xavantina Operations, a producing gold mine in Mato Grosso State. In addition to its operating assets, Ero is advancing the Furnas Copper-Gold Project, located in the mineral-rich Carajás Province in Pará State, through a definitive earn-in agreement with Vale Base Metals to acquire a 60% interest in the project.
Ero’s operating philosophy is grounded in a commitment to safety, operational excellence, and the responsible production of minerals essential for a better tomorrow. The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO.” Additional information, including technical reports on the Company’s operations and projects, is available on the Company’s website (www.ero.com), SEDAR+ (www.sedarplus.ca), and on EDGAR (www.sec.gov).
FOR MORE INFORMATION, PLEASE CONTACT
Farooq Hamed, VP, Investor Relations
info@ero.com

19	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company’s expected production, operating costs and capital expenditures at the Caraíba Operations, the Tucumã Operation and the Xavantina Operations, including the expected timing and weighting of production, plant throughput, mined and processed copper or gold grades, recoveries and unit costs; capital and operating cost estimates and economic analyses (including cash flow projections), including those from the Caraíba Operations Technical Report, the Xavantina Operations Technical Report, the Tucumã Project Technical Report and the Furnas Project Technical Report;the estimation of mineral reserves and mineral resources; estimated completion dates for certain milestones, including completion of the Pilar Mine’s new external shaft at the Caraíba Operations; the ability of the Company to maintain improved performance at the Caraíba mill and realize the expected benefits associated with the Pilar Mine’s new external shaft; the expected timing of delivery, installation and commissioning of additional modular tailings filters at the Tucumã Operation and the anticipated impact of such filters on tailings filtration capacity, plant throughput and future production; the expected benefits of the ventilation and cooling infrastructure installed at the Xavantina Operations, including increased mining rates, mill throughput and processed gold grades; expectations regarding gold concentrate sales from the Xavantina Operations, including the expected timing and volume of sales and the anticipated benefits of drier seasonal conditions and the mobile filter press and industrial dryer commissioned on site; the anticipated benefits of the new powerline and processing plant optimization initiatives at the Xavantina Operations; expectations regarding the impact of inflationary pressures, the US-Iran conflict and fluctuations in the Brazilian real on the Company’s operating costs, capital expenditures and financial results; expectations of cost savings related to the OneEro Program; expectations regarding foreign exchange derivative contracts, including expected gains thereon and the exchange rate assumptions underlying such expectations; the Company’s capital allocation priorities, including continued deleveraging of the balance sheet; the Company’s ability to advance work programs under the Furnas earn-in agreement, including exploration, drilling, permitting, engineering, geotechnical, hydrogeological, environmental and metallurgical programs; the expected completion of the Phase 3 drill program and other planned exploration activities at the Furnas Copper-Gold Project; the timing and completion of a pre-feasibility study for the Furnas Copper-Gold Project, currently expected to be published in 2027; the potential to extend known mineralization, upgrade mineral resources to higher-confidence categories or mineral reserves, enhance project economics or increase the potential production profile at the Furnas Copper-Gold Project; the discovery of additional mineralization and the potential impact of exploration results on future production rates at the Company’s mines or processing facilities; the Company’s expectations associated with historic gold concentrate stockpiles at the Xavantina Operations, including operating costs, payability, grades, sales volumes and the timing of sales; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this press release and in the Company’s most recent Annual Information Form (“AIF”) under the heading “Risk Factors”. The risks discussed in this press release and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this press release and in the AIF, the Company has made certain assumptions about, among other things: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations, the Tucumã Operation and the Furnas Copper-Gold Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates, interest rates and tariff rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks, political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this press release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this press release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

CAUTIONARY NOTES REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Unless otherwise indicated, all reserve and resource estimates included in this press release and the documents incorporated by reference herein have been prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this presentation and the documents incorporated by reference herein use the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards.

Further to recent amendments, mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), Ero is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If Ero ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then Ero will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.

Pursuant to the new U.S. Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under the U.S. Rules are now “substantially similar” to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that Ero reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Ero may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Ero prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.

20	Ero
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada